Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Ungava Mines Inc. Announces That Arbitration Decision of April 1, 2009
     May Not Be the Final Word

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     Issued and Outstanding
     94,584,610 Common Shares
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     TORONTO, April 3 /CNW/ - Ungava Mines Inc. (OTCBB: UGVMF) announces that a decision released April 1, 2009, in the arbitration between its subsidiary company Ungava Mineral Exploration Inc. (the "Company") and Canadian Royalties
Inc. ("CRI") regarding the vesting of an additional 10% interest in the Expo
Ungava Property ("the Property") may not be the final word. The arbitrator ruled that CRI has satisfied the requirements of the Option Agreement of
January 12, 2001 ("the Agreement") and accordingly is entitled to a further
10% right, title and interest in the Property. During the course of the hearing, it was the submission of the Company that the arbitrator made certain erroneous decisions wherein he exceeded his jurisdiction. The Company accordingly has given notice that it will apply to Quebec Superior Court in this matter. The hearing of such application is set for three days in
September 2009.
     Additionally, it was discovered in the course of the arbitration that CRI had halted mine building on the Property at the beginning of May 2008. This was caused by the melting of the lake on which CRI had been landing Hercules aircraft. Xstrata had informed CRI in the summer of 2007 that it would no longer permit CRI access to the Donaldson Airport near the Property owned and operated by Xstrata, since CRI intended to become a producer/competitor. This fact was never disclosed in the feasibility study finalized in the summer of
2007, the "BFS" for CRI. In fact, the BFS asserts that CRI has contractual access to use the Donaldson Airport. When Mr. Faucher was recalled as a witness August 20, 2008, he disclosed that management of Xstrata had personally informed him about the decision to withdraw airport access. CRI therefore proceeded on the basis that it would land on a frozen lake near the
Property while it awaited contractual access to use the Donaldson Airport which is thought would result from Quebec Ministry persuasion, which to date has apparently not been successful. In the arbitration, the Company had pleaded that the BFS was invalid because of the non-disclosure of the lack of airport access necessary to build and operate a mine on the co-owned Property.
The Decision does not mention any of these matters, nor is there any adjudication in this regard. The Company submits that a feasibility study fundamentally flawed in this way cannot be the BFS called for in the
Agreement, nor can the Company be prejudiced in any way for failing to contribute to the costs of "mine building" which were incurred by CRI in such circumstances.

     Caution Concerning Forward-Looking Statements

     The information in this news release includes certain information and statements about management's view of future events, expectations, plans and prospects that constitute forward looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Because of these risks and uncertainties and as a result of a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements. Although Ungava Mines Inc. believes that the expectations reflected in forward looking statements are reasonable, it can give no assurances that the expectations of any forward looking statements will prove to be correct. Except as may be required by applicable securities laws, Ungava Mines Inc. disclaims any intention and assumes no obligation to update or revise any forward looking statements to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward looking statements or otherwise.

     %CIK: 0001041019

     /For further information: Paul Vorvis, President, Ungava Mines Inc.,
Telephone No: (647) 345-6394/
     (UGVMF)

CO:  Ungava Mines Inc.

CNW 19:56e 03-APR-09